Exhibit 99.4

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

Public Company

MINUTES OF THE 36TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: November 14 2007 at 5:00 p.m. at Av. Escola Politécnica, 760, in the city and state of São Paulo. QUORUM: All Board members. PRESIDING OFFICIALS: Nildemar Secches, Chairman and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: 1) Authorization for the Contracting of a Private Instrument for Constitution of a Guarantee for Rendering a Surety: Pursuant to Item 5 of Article 19 of the Company’s Bylaws, the Board decided to authorize the contracting of a private instrument for constitution of a guarantee for rendering a surety for the total amount of R$ 598,166,413.00 (five hundred and ninety-eight million, one hundred and sixty-six thousand, four hundred and thirteen Reais) (“Guaranteed Obligations”), through the intermediary of  Banco Santander S.A., authorizing the Board of Executive Officers, represented as established in the Bylaws, to undertake all acts and sign all the necessary documents for the completion of this operation. CONCLUSION: These minutes having been drafted, read and approved, were signed by the members present. Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I hereby certify that these minutes are an exact copy of the original minutes drafted to Book 2, page 21 of the Minutes of Ordinary and Extraordinary Meetings of the Company’s Board of Directors).

NEY ANTONIO FLORES SCHWARTZ

Secretary